Notice to ASX and LSE

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

Dividend Reinvestment

28 September 2017

Rio Tinto plc notifies the London Stock Exchange (LSE) of PDMR/KMP interests in securities of Rio Tinto plc, in compliance with the EU Market Abuse Regulation. As part of its dual listed company structure, Rio Tinto voluntarily notifies the Australian Securities Exchange (ASX) of material dealings in Rio Tinto plc shares by PDMR/KMP and both ASX and the London Stock Exchange (LSE) of material dealings by PDMR/KMP in Rio Tinto Limited securities.

Rio Tinto Employee Vested Share Account (VSA) dividend reinvestment plan

Rio Tinto plc ordinary shares of 10p each (shares) and Rio Tinto Limited ordinary shares (shares) held in a VSA are subject to a dividend reinvestment plan whereby cash dividends are used to buy Rio Tinto plc or Rio Tinto Limited shares in the market.

On 26 September 2017 the following PDMR/KMP acquired shares in Rio Tinto plc under a dividend reinvestment plan, on shares held in a VSA.

Security	Name of PDMR/KMP	Number of Shares Acquired	Price per Share GBP
Rio Tinto plc shares	Baatar, Bold	176.90186	34.6192
Rio Tinto plc shares	Barrios, Alfredo	70.57733	34.6192
Rio Tinto plc shares	Jacques, Jean-Sébastien	671.01871	34.6192
Rio Tinto plc shares	Kirikova, Vera	40.99028	34.6192
Rio Tinto plc shares	Lynch, Christopher	585.57652	34.6192
Rio Tinto plc shares	Niven, Simone	19.71018	34.6192

On 27 September 2017 the following PDMR/KMP acquired shares in Rio Tinto Limited under a dividend reinvestment plan, on shares held in a VSA.

Security	Name of PDMR/KMP	Number of Shares Acquired	Price per Share AUD
Rio Tinto Limited shares	Farrell, Joanne	58.77163	66.43
Rio Tinto Limited shares	McIntosh, Stephen	100.23317	66.43
Rio Tinto Limited shares	Salisbury, Christopher	0.00767	66.43
Rio Tinto Limited shares	Soirat, Arnaud	213.15414	66.43

These were non-discretionary transactions.

UK Share Plan (UKSP) dividend reinvestment plan

The UKSP is an HMRC approved Share Incentive Plan under which qualifying UK employees are able to purchase on a quarterly basis Rio Tinto plc shares out of monthly deductions from salary and are allocated an equivalent number of shares free of charge (UKSP matching shares).  Qualifying UK employees are also awarded Free shares once a year. Rio Tinto plc shares held in the UKSP are subject to a dividend reinvestment plan whereby cash dividends are used to buy Rio Tinto plc shares in the market.

On 26 September 2017 the following PDMR/KMP acquired shares in Rio Tinto plc under a dividend reinvestment plan, on shares held in a UKSP. These were non-discretionary transactions.

Security	Name of PDMR/KMP	Number of Shares Acquired	Price per Share GBP
Rio Tinto plc shares	Jacques, Jean-Sébastien	35	34.6192
Rio Tinto plc shares	Kirikova, Vera	6	34.6192
Rio Tinto plc shares	Lynch, Christopher	13	34.6192
Rio Tinto plc shares	McIntosh, Stephen	18	34.6192
Rio Tinto plc shares	Niven, Simone	17	34.6192
Rio Tinto plc shares	Soirat, Arnaud	1	34.6192

Global Employee Share Plan (GESP) dividend reinvestment plan

Under the GESP employees are able to purchase on a quarterly basis Rio Tinto plc shares, Rio Tinto ADRs or Rio Tinto Limited shares, out of monthly deductions from salary and are allocated an equivalent number of shares or ADRs free of charge (GESP matching shares), which are conditional upon satisfying the terms of the GESP.

Rio Tinto plc shares and ADRs, and Rio Tinto Limited shares, held in the GESP are subject to a dividend reinvestment plan whereby cash dividends are used to buy Rio Tinto plc shares and ADRs and Rio Tinto Limited shares in the market under the terms of the GESP.

On 26 September 2017 the following PDMR/KMP acquired Rio Tinto plc shares under a dividend reinvestment plan, on shares held in the GESP.

Security	Name of PDMR/KMP	Number of Shares Acquired	Price per Share GBP
Rio Tinto plc shares	Baatar, Bold	2.8463	34.6192
Rio Tinto plc shares	Barrios, Alfredo	7.724	34.6192
Rio Tinto plc shares	Jacques, Jean-Sébastien	7.6154	34.6192
Rio Tinto plc shares	Kirikova, Vera	3.4902	34.6192
Rio Tinto plc shares	Lynch, Christopher	0.0857	34.6192

On 27 September 2017 the following PDMR/KMP acquired Rio Tinto Limited shares under a dividend reinvestment plan, on shares held in the GESP. These were non-discretionary transactions.

Security	Name of PDMR/KMP	Number of Shares Acquired	Price per Share AUD
Rio Tinto Limited shares	Farrell, Joanne	9.5509	66.43
Rio Tinto Limited shares	McIntosh, Stephen	12.0308	66.43

These were non-discretionary transactions.

Rio Tinto plc and Rio Tinto Limited dividend reinvestment plans

Rio Tinto plc and Rio Tinto Limited offer a dividend reinvestment plan that gives shareholders the opportunity to use their cash dividends to buy Rio Tinto plc or Rio Tinto Limited shares respectively, in the market.

On 26 September 2017 the following PDMR/KMP acquired ordinary shares in Rio Tinto plc under a dividend reinvestment plan.

Security	Name of PDMR/KMP	Number of Shares Acquired	Price per Share GBP
Rio Tinto plc shares	Farrell, Joanne	70	34.6192

On 27 September 2017 the following PDMR/KMP acquired ordinary shares in Rio Tinto Limited under a dividend reinvestment plan.

Security	Name of PDMR/KMP	Number of Shares Acquired	Price per Share AUD
Rio Tinto Limited shares	Farrell, Joanne	500	66.43

These were non-discretionary transactions.

FCA notifications in accordance with the EU Market Abuse Regime have been issued to the London Stock Exchange contemporaneously with this release.

Steve Allen

Group Company Secretary

Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD T +44 20 7781 2058 Registered in England No. 719885	Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404